United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 30, 2026		Director of Investor Relations

3Q26

Performance

October 30th, 2026





Disclaimer

This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;
(b) the global economy;
(c) the capital markets;
(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;
(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.

1. Opening remarks

2. Financial Performance

Vale's strategy

Connecting today to tomorrow

Our ambition

Leading value creation in the mining industry through **ethical and sustainable practices**

Our business

Iron Ore

Leading global iron ore production and driving steel decarbonization with the most competitive costs and customer-centric flexibility

Copper

Accelerating growth to double production

Nickel

Focus on operational efficiency



Our levers
Cultural Evolution
Safety
Innovation
People
Trusted Partner
Sustainability
Communication
Institutional Engagement
Superior Portfolio
Operational Excellence
Capital allocation
Licensing
Projects

Iron Ore: solid sales performance in Q3; production expected to improve in Q4

Iron ore
(Mt)

2026 Production Guidance: ***335-345***


2025
2026
-6%
94.4
88.4
+0.3%
86.0
86.3
Production
Sales

3Q26 Highlights

- Production impacted by restrictions at Serra Norte, Fábrica and Viga
- Record S11D production; continued ramp-up of Capanema and VGR1
- Solid sales supported by inventories

4Q26 Outlook

- Higher Serra Norte production q/q and y/y
- Fábrica restart further supports volume recovery
- On track to achieve iron ore guidance and pellet guidance

Photo: Leo Braz

Freight: long-term strategy protecting margins; relative position vs peers preserved


Freight rates
US$/t
1Q26
2Q26
3Q26
+12.0
(+48%)
24.8
34.0
36.8
C3 Route
(Brazil-China)
+4.9
(+51%)
9.7
13.4
14.6
C5 Route
(Australia-China)
+4.7
(+26%)
18.1
22.0
22.8
21.4
(adjusted for oil hedge effect[1])
Vale's realized freight

~75%

Vale's freight needs covered by long-term contracts

>80%

of freight needs for 2027 already secured at competitive rates

Fuel advantage

with larger vessels and use of HSFO

~US$ 3 bn

in cost avoided with Vale's shipping strategy in 2026

[1] Considering the cash effect of oil hedge and forward freight agreements (FFAs) in 3Q26.

Photo: Gabriel Lordello

Base Metals: strong performance; heading to upper-half of 2026 production guidances

2025
2026

Copper
(Kt)

2026 Production Guidance: ***360-380***

Cu 29


-6%
90.8
85.5
-4%
90.0
86.3
Production
Sales

Nickel
(Kt)

2026 Production Guidance: ***185-200***

Ni 28


+6%
46.8
49.7
+16%
42.9
49.8
Production
Sales

3Q26 Highlights

Copper

- Highest Q3 production at Salobo
- Planned maintenance at Sossego

Nickel

- Highest production at Sudbury Refinery since 4Q13
- Onça Puma 2nd Furnace
- Thompson transaction completed, with multi-year nickel concentrate offtake for VBM

Copper growth: on track to double production; Salobo CPF project approved

Salobo CPF

Volume: ~30 ktpy (Copper)
~15 kozpy (Gold)

CAPEX: ~US$ 215 million[1]

Start-up: 1H28

Copper production


(Kt)
360-380
2026
Start-up 3Q27
15-25
Bacaba/ Sossego
Start-up 1H28
30-50
Salobo/ CPF
Start-up 1Q27 (Sudbury mill expansion)
20-30
Polymetallics²
Start-up 2030
5-15
Alemão 1st year
420-500
2030
~700
2035

[1] VBM's CAPEX of US$ 175 million, considering US$ 40 million in funding from Wheaton Precious Metals.
[2] Copper growth from the polymetallic operations includes the Sudbury mill expansion, mine sequencing, and initiatives to improve asset performance at both Sudbury and Voisey's Bay.



VALE

1.
Opening remarks

2.
Financial Performance

EBITDA: copper price strength helps offset external pressures on the Iron Ore business

Proforma EBITDA, 3Q26 vs. 3Q25

US$ million



-20%
4,399
External effects
-673
-275
-91
-331
418
• Price[2]: +680
• Maintenance and other costs: -190
61
3,508
Proforma EBITDA 3Q25[1]
Price
Freight
FX effect
Costs & expenses
VBM EBITDA contribution
Others[3]
Proforma EBITDA 3Q26[1]
Iron Ore Solutions

[1] Excluding Brumadinho expenses and non-recurring items. [2] Including the positive variation of US$ 18 million related to provisional price adjustments. [3] Including volume effect from Iron Ore Solutions, EBITDA from Associates and JVs, expenses not allocated to segments, and other effects.

Iron ore costs: mostly impacted by external effects; improvement on sequential basis

C1 cash cost[1]

US$/t

2026 guidance[2]: **22.5–23.5**


12%
-4%
20.7
24.1
23.1
3Q25
2Q26
3Q26

Main effects in 3Q26 (y/y)

- FX (US$ +0.8/t)
- Mix and fixed cost dilution (US$ +0.6/t)
- Higher diesel costs (US$ +0.5/t)
- Aliança Energia deconsolidation (US$ +0.3/t)
- Efficiency program (US$ –0.1/t)

All-in costs[3]

US$/t

2026 guidance[2]: **58–62**


21%
-2%
50.1
61.6
60.4
59.0
3Q25
2Q26
3Q26
3Q26 (adjusted for oil hedge effect)⁴

Main effects in 3Q26 (y/y)

- Higher freight cost (US$ +4.0/t)
- Higher C1 cash cost (US$ +2.4/t)
- Stoppage costs[5] (US$ +1.0/t)
- Distribution and concentration costs (US$ +0.5/t)
- Lower all-in premiums (US$ +0.5/t)

[1] C1 cash cost, excluding third-party purchase. [2] Assumes an average BRL exchange rate of 5.13 and Brent oil price of US$ 86/bbl in 2026. [3] Iron ore fines and pellets all-in costs (cash cost break-even landed in China) at 61%Fe price index. [4] Considering the cash effect of oil hedge combined with forward freight agreements. [5] Costs and expenses related to the Fábrica and Viga stoppages.

VBM costs: solid performance, with copper tracking near the low end of all-in guidance

Copper all-in costs

'000 US$/t


1.0
-1.2
-0.2
3Q25
3Q26

2026 guidance[1]:
0.0–0.5

Main effects in 3Q26 (y/y)

- Higher by-product revenues (US$ -1.1 k/t)
- Fixed cost dilution at Salobo (US$ -0.3 k/t)
- Sossego SAG mill rebuild (US$ +0.6 k/t)

Nickel all-in costs

'000 US$/t


12.3
18%
14.6
3Q25
3Q26

2026 guidance[1]:
10.0–11.5

Main effects in 3Q26 (y/y)

- Higher external feed prices (US$ +1.4 k/t)
- Inventory turnover (US$ +1.0 k/t)
- Planned maintenance costs (US$ +0.6 k/t)
- Higher by-products revenues (US$ -1.2 k/t)

[1] Mid-point of guidance assuming gold prices of US$ 4,390/oz, BRL FX of 5.13, copper prices of US$ 13,236/t, palladium prices of US$ 1,394/oz and platinum prices of US$ 1,824/oz for 2026.

Hedging program: reducing volatility and protecting cash flows

Hedging program cash gains in 2026

US$ million


Others
Oil
FX
116
17
29
70
1Q26
337
2
99
236
2Q26
249
17
82
150
3Q26
702
36
210
456
9M26

~70%

Oil exposure hedged for 4Q26, @US$ ~79/bbl

~67%

Oil exposure hedged for 2027, @US$ ~78/bbl[1]

~US$ 0.7 bn

BRL exposure hedged for 4Q26, @ USD/BRL ~5.8

~US$ 5.0 bn

BRL exposure hedged for 2027, @ USD/BRL ~5.7[2]

[1] Average price considering forward Brent and Bunker contracts. [2] Average calculated using non-deliverable forwards and zero-cost collar puts strikes.

VALE

Free Cash Flow: solid cash generation; working capital and hedging program offsetting lower EBITDA

Free cash flow – 3Q26

US$ million

Dividends and interest on capital paid in Sep26 ***US$ 1.7 bn***


3,508
250
249
-1,250
-444
-280
-241
-419
1,373
857
2,230
-459
-2,506
-735
Proforma EBITDA
Working capital variation
Cash effect of hedging
CAPEX
Net financial expenses and Income taxes1
Associates & JVs2
Brumadinho incurred expenses & dam decharacterization3
Others4
Recurring Free Cash Flow
Non-recurring events
Free Cash Flow
Brumadinho & Samarco5
Cash management and others6
Decrease in cash & equivalents
Cash flow
Cash & liability management

[1] Includes income taxes and REFIS (US$ -240 million), interests on loans and borrowings (US$ -216 million), leasing (US$ -42 million), and other financial revenues (US$ 54 million). Excludes cash effect of hedging. [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -147 million) and payments on dam decharacterization (US$ -94 million). [4] Includes streaming (US$ -238 million), disbursements related to railway concession contracts (US$ -197 million) and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes dividends and interest on capital paid (US$ -1,676 million) and debt repayment (US$ -830 million).

Expanded net debt: resilient trajectory supporting financial flexibility and shareholder returns


Expanded net debt
US$ million
16,677
-1,373
-857
1,676
-154
425
19
16,413
US$ 20 bn
Comfortably positioned within the target range
US$ 10 bn
Cash effects
Accounting effects
Expanded net debt 2Q26
Recurring FCF
Non-recurring events
Dividends and interest on capital
Swaps adjustments (mark-to-market)
Provisions adjustments
Debt, leases and cash adjustments (FX, others)
Expanded net debt 3Q26

Key takeaways



On track to deliver production and cost guidances
Consistently delivering on operational commitments

Accelerating copper growth
Salobo CPF project expected to start-up in 1H28

Driving cost competitiveness
Accelerating efficiency initiatives and capturing carve-out benefits

Delivering resilience through market cycles
Hedging strategy protecting FCF generation

Disciplined capital allocation
Balancing CAPEX, growth and strong shareholder returns

Photo: Leo Braz